UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 16, 2008

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ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-4797	36-1258310
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On October 16, 2008, Illinois Tool Works Inc. (the "Company") announced its 2008 third quarter results of operations in the press release furnished as Exhibit 99.1. The Company's presentation from the third quarter conference call held on October 16, 2008 is furnished as Exhibit 99.2.

Disclosure regarding why the Company's management believes the presentation of "free operating cash flow" provides useful information to investors is included in the Company's 2007 Annual Report on Form 10-K. A reconciliation of free operating cash flows to net cash provided by operating activities is included in the press release furnished as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

  (c) Exhibits

Exhibit Number	Exhibit Description
99.1	Press Release issued by Illinois Tool Works Inc. dated October 16, 2008 (furnished pursuant to Item 2.02).
99.2	Presentation from Illinois Tool Works Inc. third quarter conference call on October 16, 2008 (furnished pursuant to Item 2.02).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>October 16, 2008</u>   By: <u>/s/ Ronald D. Kropp</u>
                                            Ronald D. Kropp
                                            Senior Vice President & Chief Financial Officer
                                            (Principal Accounting Officer)